Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333−136666 February 6, 2008 STRUCTURED EQUITY PRODUCTS
New Issue	Indicative Terms

THE BEAR STEARNS COMPANIES INC.
18-Month Range Bound Notes Due: August [●], 2009
INVESTMENT HIGHLIGHTS
•	18-month term to maturity.
•	The Notes are principal protected if held to maturity and are linked to the common stock of single Reference Issuer.
•	Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A2 by Moody’s / A by S&P).
•	Issue Price: 100.00% of the Principal Amount
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This free writing prospectus relates to six (6) separate Note offerings. Each issue of offered Notes is linked to one, and only one, Reference Share. You may participate in any of the six (6) Notes offerings or, at your election, in all of the offerings. This free writing prospectus does not, however, allow you to purchase a Note linked to a basket of the Reference Shares described below.

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On the Maturity Date, you will receive the “Cash Settlement Value,” which is an amount in cash equal to the principal amount of each Note plus a “Variable Return”, where the Variable Return is calculated in the following manner:

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if, at all times during the Observation Period, the Share Price is observed below the Upper Barrier and above the Lower Barrier, then the Variable Return will equal the product of (i) the $1,000 principal amount of the Notes multiplied by (ii) the applicable Contingent Coupon;

• however, if at any time during the Observation Period the Share Price is observed at or above the Upper Barrier or at or below the Lower Barrier, then the Variable Return will be equal to zero.

Reference Issuer	Ticker Symbol	Reference Share	Contingent Coupon	Upper Barrier	Lower Barrier	CUSIP
Arch Coal, Inc.	ACI	common stock of ACI	27.00%	[133.00]%	[67.00]%	0739282G7
Caterpillar Inc.	CAT	common stock of CAT	27.00%	[122.00]%	[78.00]%	0739282H5
Exxon Mobil Corporation	XOM	common stock of XOM	27.00%	[124.00]%	[76.00]%	0739282J1
General Motors Corporation	GM	common stock of GM	27.00%	[141.00]%	[59.00]%	0739282K8
JPMorgan Chase & Co.	JPM	common stock of JPM	22.00%	[125.00]%	[75.00]%	0739282L6
Target Corporation	TGT	common stock of TGT	22.00%	[136.00]%	[64.00]%	0739282M4

BEAR, STEARNS & CO. INC. STRUCTURED PRODUCTS GROUP (212) 272-6928
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

STRUCTURED PRODUCTS GROUP

TERMS OF OFFERING
ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A2 / A (Moody’s / S&P)
ISSUE PRICE:	100.00% of the Principal Amount
PRINCIPAL AMOUNT:	$[●]
DENOMINATIONS:	$1,000 per Note and $1,000 multiples thereafter
SELLING PERIOD ENDS:	February [●], 2008
SETTLEMENT DATE:	February [●], 2008

Reference Issuer	Ticker Symbol	Reference Share	Contingent Coupon	Upper Barrier	Lower Barrier	CUSIP
Arch Coal, Inc.	ACI	common stock of ACI	27.00%	[133.00]%	[67.00]%	0739282G7
Caterpillar Inc.	CAT	common stock of CAT	27.00%	[122.00]%	[78.00]%	0739282H5
Exxon Mobil Corporation	XOM	common stock of XOM	27.00%	[124.00]%	[76.00]%	0739282J1
General Motors Corporation	GM	common stock of GM	27.00%	[141.00]%	[59.00]%	0739282K8
JPMorgan Chase & Co.	JPM	common stock of JPM	22.00%	[125.00]%	[75.00]%	0739282L6
Target Corporation	TGT	common stock of TGT	22.00%	[136.00]%	[64.00]%	0739282M4

CALCULATION DATE:
August [●], 2009 unless such date is not an Reference Share Business Day, in which case the Calculation Date shall be the next Reference Share Business Day. The Calculation Date is subject to adjustment as described in the Pricing Supplement under “Description of the Notes—Market Disruption Events.”

MATURITY DATE:
The Notes are expected to mature on August [●], 2009 unless such date is not an Reference Share Business Day, in which case the Maturity Date shall be the next Reference Share Business Day. If the Calculation date is adjusted due to the occurrence of a Market Disruption Event, the Maturity Date will be three Reference Share Business Days following the adjusted Calculation Date.

CASH SETTLEMENT VALUE:
You will receive the “Cash Settlement Value,” which is an amount in cash equal to the principal amount of each Note plus a “Variable Return”, where the Variable Return is calculated in the following manner:

(i) if, at all times during the Observation Period, the Share Price is observed below the Upper Barrier and above the Lower Barrier, then the Variable Return will equal the product of (a) the $1,000 principal amount of the Notes multiplied by (b) the applicable Contingent Coupon; or

(ii) if at any time during the Observation Period the Share Price is observed at or above the Upper Barrier or at or below the Lower Barrier, then the Variable Return will be equal to zero.
INITIAL PRICE:	• Equals [●] with respect to ACI, the closing price of the Reference Share on February [●], 2008.
• Equals [●] with respect to CAT, the closing price of the Reference Share on February [●], 2008.
• Equals [●] with respect to XOM, the closing price of the Reference Share on February [●], 2008.
• Equals [●] with respect to GM, the closing price of the Reference Share on February [●], 2008.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

• Equals [●] with respect to JPM, the closing price of the Reference Share on February [●], 2008.
• Equals [●] with respect to TGT, the closing price of the Reference Share on February [●], 2008.
SHARE PRICE:
Means, as of any time or date of determination during the Observation Period, the price of the Reference Share as determined by the Calculation Agent and displayed on Bloomberg Page ACI <Equity><GO> with respect to ACI, Bloomberg Page CAT <Equity><GO> with respect to CAT, Bloomberg Page XOM <Equity><GO> with respect to XOM, Bloomberg Page GM <Equity><GO> with respect to GM, Bloomberg Page JPM <Equity><GO> with respect to JPM, and Bloomberg Page TGT <Equity><GO> with respect to TGT.

OBSERVATION PERIOD:	Means each day which is a Reference Share Business Day for the Reference Share from and including the Pricing Date to and including the Calculation Date.
PRICING DATE:	February [●], 2008

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated February 6, 2008 (subject to completion) (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated February 6, 2008 (Subject to Completion):
http://www.sec.gov/Archives/edgar/data/777001/000114420408006491/v102186_424b2.htm

•	Prospectus Supplement dated August 16, 2006: http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm

•	Prospectus dated August 16, 2006: http://www.sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

ILLUSTRATIVE HYPOTHETICAL CASH SETTLEMENT VALUE TABLE

The following table is for illustrative purposes and is not indicative of the future performance of the Reference Shares or the future value of the Notes.

Because the Share Price may be subject to significant fluctuation over the term of the Notes, it is not possible to present a chart or table illustrating the complete range of all possible Cash Settlement Values for each Reference Share. Therefore, the examples do not purport to be representative of every possible scenario concerning increases or decreases in the Share Price during the term of the Notes or whether, at any time during the Observation Period, the Share Price is observed at or above the Upper Barrier or at or below the Lower Barrier. You should not construe these examples or the data included in any table or graph below as an indication or assurance of the expected performance of the Notes.

You can review the historical prices of the Reference Shares in the section of the pricing supplement called “Description of the Reference Shares”. The historical performance of the Reference Shares included in the pricing supplement should not be taken as an indication of the future performance of the Reference Shares. It is impossible to predict whether, at any time during the Observation Period, the Share Price will be observed at or above the Upper Barrier or at or below the Lower Barrier during the term of the Notes.

The table and corresponding examples below demonstrate the hypothetical Cash Settlement Value of a Note for a hypothetical Reference Share and are based on the following assumptions:

•	You purchase $1,000.00 aggregate principal amount of Notes at the initial public offering price of $1,000.00.
•	You hold the Notes to maturity.
•	The Initial Price for the hypothetical Reference Share is 46.00.
•	The Lower Barrier is 34.50 (representing 75.00% of the Initial Price).
•	The Upper Barrier is 57.50 (representing 125.00% of the Initial Price).
•	The Contingent Coupon is 22.00%.
•	All returns are based on an 18-month term, pre-tax basis.
•	No Market Disruption Events occur during the term of the Notes.

Per $100,000 Principal	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5	Scenario 6
Initial Price	46.00	46.00	46.00	46.00	46.00	46.00
Lower Barrier Price	34.50	34.50	34.50	34.50	34.50	34.50
Upper Barrier Price	57.50	57.50	57.50	57.50	57.50	57.50
Low point during Note	36.80	23.00	36.80	36.80	30.00	36.80
High point during Note	55.20	55.20	55.20	69.00	75.90	55.20
Lower Barrier Breached	No	Yes	No	No	Yes	Yes
Upper Barrier Breached	No	No	No	Yes	Yes	No
Final Price	36.80	36.80	55.20	55.20	55.20	46.00
Change in Share Price	-20.00%	-20.00%	20.00%	20.00%	20.00%	0.00%
Contingent Coupon	22.00%	22.00%	22.00%	22.00%	22.00%	22.00%
Note Value at Maturity	$122,000.00	$100,000.00	$122,000.00	$100,000.00	$100,000.00	$122,000.00

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Example 1:

In this example, the Share Price, at all times during the Observation Period, is observed below the Upper Barrier and above the Lower Barrier. Therefore, you would receive the Contingent Coupon, and the Cash Settlement Value would be $122,000.00. Although the change in Share Price is negative, your return on investment would still be positive (in this case, 22.00%), because at all times during the Observation Period, the Share Price was observed below the Upper Barrier and above the Lower Barrier.

Example 2:

In this example, the Share Price at some time during the Observation Period is observed at or below the Lower Barrier. Although the change in Share Price in this example is equal to that of Example 1, because the Share Price at some time during the Observation Period was observed at or below the Lower Barrier, you would not receive the Contingent Coupon. Therefore, the Cash Settlement Value would equal the $100,000.00 principal amount of the Notes.

In this example, your return on investment would be 0.00%, because, at some time during the Observation Period, the Share Price was observed at or below the Lower Barrier.

Example 3:

In this example, the Share Price, at all times during the Observation Period, is observed below the Upper Barrier and above the Lower Barrier. Therefore, you would receive the Contingent Coupon, and the Cash Settlement Value would be $122,000.00. Your return on investment would be 22.00%.

Example 4:

In this example, the Share Price at some time during the Observation Period is observed at or above the Upper Barrier. Although the change in Share Price in this example is equal to that of Example 3, because the Share Price at some time during the Observation Period was observed at or above the Upper Barrier, you would not receive the Contingent Coupon. Therefore, the Cash Settlement Value would equal the $100,000.00 principal amount of the Notes.

In this example, your return on investment would be 0.00%, because, at some time during the Observation Period, the Share Price was observed at or above the Upper Barrier.

Example 5:

In this example, the Share Price at some time during the Observation Period is observed at or above the Upper Barrier, and at another time during the Observation Period is observed at or below the Lower Barrier. Although the change in Share Price is positive, you would not receive the Contingent Coupon. Therefore, the Cash Settlement Value would equal the $100,000.00 principal amount of the Notes.

In this example, your return on investment would be 0.00%, because, at some time during the Observation Period, the Share Price was observed at or above the Upper Barrier and, at another time during the Observation Period, the Share Price was observed at or below the Lower Barrier.

Example 6:

In this example, the Index Level, at all times during the Observation Period, is observed below the Upper Barrier and above the Lower Barrier. Therefore, you would receive the Contingent Coupon, and the Cash Settlement Value would be $122,000.00. Although the change in Share Price is equal to zero, your return on investment would still be positive (in this case, 22.00%), because at all times during the Observation Period, the Share Price was observed below the Upper Barrier and above the Lower Barrier.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

SELECTED RISK CONSIDERATIONS

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Suitability of Note for Investment—A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•	Non-conventional return—The yield on the Notes may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same maturity.
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No interest, dividend or other payments—You will not receive any interest, dividend payments or other distributions on the Reference Share, nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

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Secondary market—Because the Notes will not be listed on any securities exchange or quotation system, a secondary trading market is not expected to develop, and, if such a market were to develop, it may not be liquid. Bear, Stearns & Co. Inc. intends under ordinary market conditions to indicate prices for the Notes on request. However, there can be no guarantee that bids for outstanding Notes will be made in the future; nor can the prices of those bids be predicted.

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Range bound—The Notes are designed for investors who believe that the Share Price of a particular Reference Share will remain between its respective Upper Barrier and Lower Barrier on each trading day during the term of the Notes. Investors should be willing to accept the risk of not receiving any Variable Return and of forgoing dividend payments with respect to the applicable Reference Share, while seeking full principal protection at maturity and the potential to receive a Variable Return that exceeds the current dividend yield on the applicable Reference Share.

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Taxes—For U.S. federal income tax purposes, we intend to treat the Notes as contingent payment debt instruments. As a result, you will be required to include original issue discount (“OID”) in income during your ownership of the Notes even though no cash payments will be made with respect to the Notes until maturity. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the Notes. You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in the pricing supplement.

BEAR, STEARNS & CO. INC.